UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HUBBELL INCORPORATED

(Exact name of registrant as specified in its charter)

CONNECTICUT	1-2958	06-0397030
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 Waterview Drive Shelton, Connecticut	06484
(Address of principal executive offices)	(Zip Code)

Katherine A. Lane 475-882-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2025, to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 of the Conflict Minerals Disclosure and Report, attached as Exhibit 1.01 hereto.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Hubbell Incorporated (the “Company”) for the reporting period January 1, 2025 to December 31, 2025 is provided as Exhibit 1.01 hereto and is publicly available at www.hubbell.com. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2025, to December 31, 2025, as required by Items 1.01 and 1.02 of this Form SD.

Forward Looking Statements

This Specialized Disclosure Report on Form SD and any exhibits to this Form SD may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of forward-looking words or phrases such as “believe,” “expect,” “anticipate,” “intend,” “depend,” “should,” “plan,” “estimated,” “predict,” “could,” “may,” “subject to,” “continues,” “growing,” “prospective,” “forecast,” “projected,” “purport,” “might,” “if,” “contemplate,” “potential,” “pending,” “target,” “goals,” “scheduled,” “will,” “will likely be,” and similar words and phrases. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary “Conflict Minerals,” which are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (also referred to as “3TG”), finance or benefit armed groups in the Democratic Republic of the Congo or its adjoining countries (the “Covered Countries”). These forward-looking statements are intended to provide our current expectations or forecasts of future events; are based on current estimates, projections, beliefs and assumptions; and are not guarantees of future performance. These statements are subject to risks, uncertainties, assumptions and other important factors. These risks, uncertainties and assumptions may include, but are not limited to: (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source 3TG, (3) political and regulatory developments, whether in the Covered Countries, the United States or elsewhere and (4) other factors described in our Securities and Exchange Commission filings, including the “Business,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Forward-Looking Statements” and “Quantitative and Qualitative Disclosures about Market Risk” sections in our Annual Report on Form 10-K for the year ended December 31, 2025 and Quarterly Reports on Form 10-Q. These forward-looking statements speak only as of the date of this Form SD or as of the date to which they refer, and we assume no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HUBBELL INCORPORATED

By:	/s/ Katherine A. Lane
Name: Katherine A. Lane
Title: Executive Vice President, General Counsel and Secretary

Date: May 1, 2026

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report for the reporting period January 1, 2025, to December 31, 2025.